July 15, 2019

Torsten Kuenzlen
Chief Executive Officer
Sundial Growers Inc.
#200, 919 11 Avenue SW
Calgary, AB
Canada T2R 1P3

       Re: Sundial Growers Inc.
           Registration Statement on Form F-1
           Filed July 5, 2019
           File No. 333-232573

Dear Mr. Kuenzlen:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 13, 2019 letter.

Registration Statement on Form F-1

Prospectus Summary, page 1

1. We note your revised disclosure on page 36 that all of your executive officers, with the exception of Geoff Thomspon, and one of your directors have not obtained the required security clearance from Health Canada. Please disclose this here and discuss the effect that the failure to receive such clearances could have on your business. Our Strengths, page 6

2. We note your revised disclosure on page 6 that you until your CBD extraction facilities are operational, you will make CBD extraction arrangements with third parties. Please
 Torsten Kuenzlen
FirstName LastNameTorsten Kuenzlen
Sundial Growers Inc.
Comapany NameSundial Growers Inc.
July 15, 2019
July 15, 2019 Page 2
Page 2
FirstName LastName
         disclose whether you have made any agreements with third parties, and, if so, please disclose the key terms of any such agreements and file them as exhibits to your registration statement, if required to do so pursuant to Item 601 of Regulation S-K. In addition, we note your revised disclosure on page 6 that you intend to leverage Bridge
         Farm's distribution relationships with Tesco, Morrisons, ASDA, Lidl, Amazon and Aldi to launch CBD product sales in the United Kingdom. Please disclose here whether these companies have agreed to sell your CBD products.
Estimated Preliminary Results for the Three Months Ended June 30, 2019 (unaudited), page 19

3. You have disclosed in the filing your estimated preliminary results which could be considered a forecast. Please also present the estimated net income/loss and net income/loss per share pursuant to Item 10(b) Regulation S-K.
Use of Proceeds, page 51

4. Please provide the amount of the proceeds you intend to use for each of the specified uses on page 51. In addition, we note your disclosure on page 60 regarding your plans to expand your capacity at the Olds, Merritt and Bridge Farm facilities. Please provide an estimate of whether the net proceeds are sufficient to fully fund your current expansion plans, and, if not, please provide an estimate of the amount and sources of other funds needed.
Unaudited Pro Forma Condensed Consolidated Financial Information
Unaudited Pro Forma Consolidated Statement of Financial position, page 63

5. Please clarify in the notes to the pro forma information the nature of the derivative liability in adjustment (c).
Business
Our Growth Strategies, page 113

6. We note your response to comment 4. Please disclose when you will have the capacity to export medical cannabis from Canada as well as the market you intend to supply with medical cannabis. In this regard, we note your disclosure that you intend to target the
         United Kingdom and Germany as early as 2020. Clarify whether you intend to export medical cannabis from Canada to these identified markets.
Intellectual Property, page 122

7. We note your response to comment 2. On page 122, you disclose that two of your strains of medical cannabis demonstrate properties for the treatment of inflammatory disorders of the gastrointestinal tract, irritable bowl disease, ulcerative colitis as well as anti-cancer, anti-inflammatory and rejuvenation properties. Please disclose your basis for these statements by providing a detailed description of your preclinical studies.
 Torsten Kuenzlen
Sundial Growers Inc.
July 15, 2019
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Keira Nakada at 202-551-3659 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameTorsten Kuenzlen                         Sincerely,
Comapany NameSundial Growers Inc.
                                                           Division of
Corporation Finance
July 15, 2019 Page 3                                       Office of Healthcare
& Insurance
FirstName LastName